

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

June 19, 2018

Via E-mail
Hamid Moghadam
Chairman of the Board, Chief Executive Officer and Director
Prologis, Inc.
1800 Wazee Street, Suite 500
Denver, Colorado 80202

> **Re: Prologis, Inc.**
> **Registration Statement on Form S-4**
> **Filed June 8, 2018**
> **File No. 333-225542**

Dear Mr. Moghadam:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202)551-3585 with any questions.

Sincerely,

/s/ Stacie D. Gorman

Stacie Gorman
Senior Counsel
Office of Real Estate and
Commodities

cc: Michael L. Hermsen, Esq. (*via e-mail*)